UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05045398

February 16, 2005

Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2005

Re: The Home Depot, Inc.
Incoming letter dated January 28, 2005

Dear Ms. Fisher:

This is in response to your letter dated January 28, 2005 concerning the shareholder proposals submitted to Home Depot by James McGovern. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: James McGovern
25 Diana Drive
Bloomfield, CT 06002

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
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(212) 225-2000
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January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Stockholder Proposal of James McGovern

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the Staff of the Division of Corporation Finance of the Company's intention to exclude a stockholder proposal from the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). On January 27, 2005, James McGovern (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that enforcement action will not be recommended against the Company if the Proposal is omitted from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2005 Proxy Materials. The Company intends to begin distribution of its definitive 2005 Proxy Materials on or about April 11, 2005.

It is the Company's view that the Proposal may be properly omitted in accordance with Rule 14a-8(e) because the Proponent failed to submit the Proposal in a timely manner. Rule 14a-8(e)(2) of the Exchange Act provides that proposals for a regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Company's 2004 Annual Meeting was held on May 27, 2004. The Company's 2004 Proxy Statement contained the following disclosure on page 39 (copy attached as Exhibit B):

"To be considered for inclusion in next year's Proxy Statement or considered at next year's annual meeting but not included in the Proxy Statement, stockholder proposals must be submitted in writing by December 13, 2004. . . . All written proposals or nominations should be submitted to the Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339."

The Proponent's submission was not received by the Company until January 27, 2005. Therefore, the Proposal was received 45 days after the submission deadline contained in the 2004 Proxy Statement. In addition, the submission was both dated and post-marked December 31, 2005, well after the deadline.

Pursuant to Rule 14a-8(j)(1), the Company is required to file its reasons to exclude a proposal with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before it files its definitive proxy statement with the Commission. Since the Company did not receive the Proposal within the time period set forth in Rule 14a-8(j)(1) and is submitting this request promptly after its receipt of the Proposal, the Company believes it has demonstrated good cause for missing the deadline. We respectfully request that the Staff exercise the discretion granted to it under Rule 14a-8(j)(1) and permit the Company to make this submission later than the 80-day period.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(e)(2). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,

Janet L. Fisher /NVAL

Janet L. Fisher

cc: James McGovern
Frank L. Fernandez, Esq.

Attachments

**Exhibit A**

(Stockholder Proposal from James McGovern, dated December 31, 2004)

JAMES MCGOVERN

RECEIVED
JAN 27 2005
RE-LEGAL

December 31, 2004

Dear Sir or Madam:

As a current shareholder, I respectfully request the following items be included in the agenda for the next vote of shareholder resolutions.

Resolution One

**Disclosure in Annual Reports amount of outsourcing:** The marketplace is wary of companies headquartered in the United States that derive a significant portion of their revenue here who have practices that encourage the outsourcing of American jobs to foreign countries, especially in circumstances when they are not consumers of the products the company sells. The politics around outsourcing are nebulous and everyone has a different opinion on whether it helpful or harmful to the economy. The one thing that still holds true is that corporations should be forthcoming in all of their business practices and disclose both current and future plans in this regard so that shareholders can make their own decisions on whether such practices are ethical.

I request that all future annual reports include a section that tracks on a quarterly basis, increases/decreases in employee headcount related to outsourcing and projections (best judgment) for changes in headcount for the next four quarters out.

Resolution Two

**Update corporate policies related to Israel:** The issues that exist in Israel and Palestine are horrific. Innocent people on both sides are dying. The U.N. Commission on Human Rights, Amnesty International and similar groups report widespread human rights abuses committed in Israel. The Israeli military has prevented the movement of cars, ambulances, food and medicine to people in need. This destruction and its effects on civilian populations violate numerous international standards and laws, particularly the Fourth Geneva Convention.

I request that corporate policy be updated to categorize all expansion, investment and charity related to either Israel or Palestine to disallow this activity and end the Apartheid in the Middle East.

Resolution Three

**CEO Pay Disparity:** CEO pay once bore a reasonable relationship to the pay of the average or lowest-paid worker. Today, the ratio has skyrocketed with no end in sight! Shareholders believe that corporations need to pay going rates for talent, but this needs to be tempered by other factors. A huge CEO-to-worker pay gap has a long term detrimental effort by degrading workers and in the long-term could injure company performance which ultimately hurts the shareholders it intends to serve.

Additionally, pay disparity violates common moral principles of the common good, love of neighbor and the dignity and worth of every human being. Pay disparity is not a problem of just one company but is national in nature. The board of directors can take a lead in the industry by taking a leadership position within the industry on this topic. I request a section in future annual reports that shows the historical ratio of CEO pay to the lowest paid worker along with projections over the next three years.

Alternatively, the board could consider limiting compensation paid to the CEO in any fiscal year to no more than 100 times the average compensation paid to the company's non-managerial workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount.

Resolution Four

**Equal Employment Opportunity:** is an important issue for shareholders, employees and executives especially as the workforce increases in diversity. Statistics show that while women and minorities comprise two thirds of our population and 57% of the United States workforce, they represent little more than 3% of executive-level positions. Workplace discrimination creates a significant burden for shareholders (Lawsuits against Wal-Mart are one example) due to the high cost of litigation and its ability to destroy corporate identity and brand.

I request that all future annual reports contain a chart identifying employees according to their gender and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category.

If you have any questions or require additional information, please do not hesitate to contact me using the information below. Email is the preferred method of contact and will be responded to quickly.

Sincerely,

James McGovern

RECEIVED
JAN 27 2005
RE-LEGAL

BLOOMFIELD CT • 06002
PHONE: 860.242.1050 • EMAIL: JAMES@ARCHITECTBOOK.COM

James & Rakha McGovern
25 Diana Drive
Bloomfield, CT 06002
United States of America

RECEIVED
JAN 27 2005
RE-LEGAL

Jonathan

HARTFORD CT 06101 GB
PM
31 DEC
2004



Corporate Secretary
Shareholder Resolutions
Home Depot
2455 Paces Ferry Road
Atlanta GA 30339

30339+1834

**Exhibit B**

(2004 Proxy Statement Disclosure)

# GENERAL

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Board of Directors who served on the Compensation Committee during Fiscal 2003 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

## INSIDER TRANSACTIONS

In connection with their employment, each of Robert L. Nardelli, Dennis M. Donovan and Frank L. Fernandez received a loan of $10 million, $3 million and $500,000, respectively, from the Company. The terms of the loans to Messrs. Nardelli, Donovan and Fernandez are more fully described under "Executive Compensation." The maximum amounts outstanding during Fiscal 2003 relating to the loans to Messrs. Nardelli, Donovan and Fernandez were $6,352,200, $3,174,000 and $529,000, respectively. As of March 1, 2004, the amounts outstanding relating to the loans to Messrs. Nardelli, Donovan and Fernandez were $4,037,850, $3,113,623 and $518,066, respectively.

In connection with a relocation at the request of the Company, William E. Patterson, President – Central Division, received a loan of $500,000 from Home Depot U.S.A., Inc., a wholly-owned subsidiary of the Company in October 2001. No interest accrues under the loan. The loan is due and payable on the first to occur of October 29, 2006 or 90 days after the effective date of his resignation or termination. Any payment of principal that is not made when due shall bear interest at a rate equal to the maximum amount permitted by the laws of Illinois. The maximum amount outstanding during Fiscal 2003 and the amount outstanding at the end of Fiscal 2003 relating to the loan was $500,000.

The Home Depot has purchase, finance and other transactions and relationships in the normal course of business with companies with which The Home Depot directors are associated, but which are not sufficiently significant to be reportable. We believe that all of these transactions and relationships during Fiscal 2003 were on terms that were reasonable and competitive. Additional transactions and relationships of this nature may be expected to take place in the ordinary course of business in the future.

## COMPLIANCE WITH SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING REQUIREMENTS

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission and the New York Stock Exchange reports of ownership and changes in beneficial ownership of the Company's common stock. Directors, executive officers and greater than ten percent stockholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of these reports furnished to the Company or written representations that no other reports were required, we believe that during fiscal year 2003, all our directors, executive officers and greater than ten percent beneficial owners complied with these requirements.

## AVAILABILITY OF FORM 10-K AND ANNUAL REPORT TO STOCKHOLDERS

Rules promulgated by the Securities and Exchange Commission require us to provide an Annual Report to stockholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report, along with copies of our Annual Report on Form 10-K for Fiscal 2003 (without exhibits or documents incorporated by reference), are available without charge to stockholders upon written request to Investor Relations, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339, by calling (770) 384-4388 or via the Internet at www.homedepot.com.

## STOCKHOLDER PROPOSALS

To be considered for inclusion in next year's Proxy Statement or considered at next year's annual meeting but not included in the Proxy Statement, stockholder proposals must be submitted in writing by December 13, 2004. Nominations of candidates to stand for election at the 2005 Annual Meeting of Stockholders must be received 30 days prior to the date of such meeting. All written proposals or nominations should be submitted to: Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339.

## OTHER PROPOSED ACTIONS

If any other items or matters properly come before the Meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

## SOLICITATION BY BOARD; EXPENSES OF SOLICITATION

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. In addition, we have hired D.F. King & Co., Inc. to assist us in soliciting proxies, which it may solicit by telephone or in person. We anticipate paying D.F. King a fee of $17,500, plus expenses. We will also reimburse the expenses of brokers, nominees and fiduciaries who send proxies and proxy materials to our stockholders.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Home Depot, Inc.
Incoming letter dated January 28, 2005

The proposals relate to various corporate matters.

There appears to be some basis for your view that Home Depot may exclude the proposals under rule 14a-8(e)(2) because Home Depot received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Home Depot did not file its statement of objections to including the proposals in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Home Depot's request that the 80-day requirement be waived.

Sincerely,

Robyn Manos
Special Counsel